Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

February 1, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that, as indicated in the notices of material event filed with the Comisión Nacional de Valores (Argentine National Securities Commission) on January 22, 2019 (AIF #4-2428887-D) and January 23, 2019 (AIF #4-2429619-D), our subsidiary, Banco de Galicia y Buenos Aires S.A.U. (“the Bank”), transferred 3,182,444 ordinary book-entry shares (one vote per share) of Prisma Medios de Pago S.A. to AI ZENITH (Netherlands) B.V. (a subsidiary of Advent International Global Private Equity) in exchange for an estimated total purchase price, to be adjusted, of $106,257,716.28 pursuant to a certain definitive agreement entered into amongst the parties thereto. The transferred shares represented 51% of the Bank´s interest in Prisma Medios de Pago S.A.

The Bank received the amount of $63,073,145.99 on the date hereof. The balance of $43,184,570.29 will be payable within a five-year period as follows: (i) 30% in Pesos, adjusted by an UVA rate plus an extra nominal annual rate of 15% and (ii) 70% in US Dollars at a nominal annual rate of 10%.

The final purchase price of the shares will be determined within 60 days from the closing date of the transaction described above in accordance with the terms and conditions of the definitive agreement entered into amongst the parties.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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